

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2013

Via E-Mail
Mr. Bradley R. Mason
Chief Executive Officer
Orthofix International N.V.
7 Abraham de Veerstraat
Curacao

> **Re:** **Orthofix International N.V.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 8-K filed July 30, 2013**
> **File No. 0-19961**

Dear Mr. Mason:

We have reviewed your response letter dated July 24, 2013 and filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 8-K dated July 29, 2013

1. We note that your Audit Committee has commenced an independent review into matters relating to revenue recognition for prior periods. Please clearly describe to us the matters being investigated and the circumstances that led to the investigation. In addition, please discuss for us your consideration of your obligations under Item 4.02 of Form 8-K.

Mr. Bradley R. Mason
Orthofix International N.V.
July 30, 2013
Page 2

　　　　You may contact David Burton, Staff Accountant at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant at (202) 551-3604 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3671.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　/s/ Kate Tillan for

　　　　　　　　　　　　　　　Martin James
　　　　　　　　　　　　　　　Senior Assistant Chief Accountant